I2 TECHNOLOGIES, INC.

11701 Luna Road

Dallas, Texas 75234

August 14, 2009

By EDGAR and Facsimile (703) 813-6981

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	i2 Technologies, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 12, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed May 7, 2009

File No. 0-28030

Dear Ms. Collins:

Set forth below are the Company’s responses to the comments contained in the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) dated July 31, 2009 with respect to the Form 10-K and the Form 10-Q referred to above. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in such letter. For your convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

1.	Item 1, Business page 1

General

Please advise why you have not provided in Business the disclosure called for by Item 101(c)(1)(viii) of Regulation S-K with respect to your backlog orders believed to be firm. We note in this regard that your Management’s Discussion and Analysis discusses backlog as a key indicator of the Company’s performance and discloses the year-to-year changes in your backlog for fiscal years 2006 through 2008.

Response to Comment 1

As you noted, and as described in our Management’s Discussion and Analysis in our Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”), we monitor our backlog as one indicator of our potential future revenues. Although it is a metric that management monitors, we do not believe it is material to an understanding of our business as a whole as set out in Item 101(c) of Regulation S-K.

We believe that our backlog differs from that of many other industries, in that based on the nature of the solutions and services we provide, several components of backlog involve estimates and uncertainties. We believe that a significant number of our transactions included in what we consider to be our backlog, including certain classes of transactions as a whole, do not meet the standard of “firm backlog” as called for in Item 101(c)(1)(viii) of Regulation S-K. Many of our recurring revenue transactions, included in the software solutions category of revenue, contain termination for convenience provisions. Virtually all of our services-type transactions are of a nature that a customer may cancel at their option, or put a project on hold which would change our projection of whether the revenue may be recognizable in the current fiscal year. In addition, the value of services transactions that are contracted on a time-and-materials basis are based on estimates, from which actual revenue generated could vary significantly. Finally, we have encountered situations relative to our maintenance agreements, particularly in the past 3 completed fiscal quarters due to economic conditions, where despite a customer agreeing to renew maintenance they ultimately do not pay and we are unable to generate revenues from such renewals.

Due to these uncertainties regarding the ultimate recognition of revenue from these items in our backlog, we do not believe it is reasonably possible to calculate an accurate measure of “firm backlog,” nor to be able to accurately determine the future timing of recognition of such amounts including amounts to be recognized in the current fiscal year.

Our internal backlog analysis is more focused on the change in backlog from period to period, as opposed to total backlog. We do however believe that comparing our periodic bookings to revenue is useful since it gives directional guidance with respect to backlog and therefore can be useful to a financial statement reader in assessing the health and performance of our business. As such, we believe that our presentation of the chart within our Management’s Discussion and Analysis showing the change in our software solutions backlog from period to period is more useful to understanding our business than an absolute backlog number. We do not internally prepare such an analysis for services or maintenance backlog, nor do we think it would be useful to the financial statement reader, based on the inherent uncertainties in these amounts as described above. We will add disclosure to the Business section regarding our consideration of backlog as described herein in our future filings on Form 10-K.

2.	Item 1A. Risk Factors

“We are Dependent on Third-Party Software . . .” page 17

You indicate in your risk factor disclosure that you rely on third-party licenses for some of the software used in certain of your products and solutions and that the loss of such licenses could have a material adverse effect on your business, results of operation, cash flow and financial condition. We were unable, however, to locate a discussion of these licenses in Business. To the extent your business is materially dependent on these licenses, the agreements and their material terms should be discussed. Further, please tell us what consideration you gave to filing these agreements as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response to Comment 2

As stated in our risk factor, we incorporate certain third-party software into some of the applications we license to customers as part of our business. We do not believe that our business is materially or substantially dependent on any individual third-party software license, and we considered this in deciding not to file these agreements as exhibits to our 2008 Form 10-K or to discuss the terms of these agreements within the Business section of our 2008 Form 10-K. All such functionality within the third party applications could either be developed by us internally, or upon a change in our relationship with the vendor could be procured directly by our customers for use with our software. Along these lines, over the past several years we have significantly reduced our utilization of third-party applications within our products. Accordingly, although an impairment of our relationship with a third-party vendor or significant defects in their product could over time harm our business, there are multiple ways to remedy that situation upon its occurrence such that we continue to believe that our business is not materially or substantially dependent upon third party software products, whether individually or in the aggregate. As such, we will re-evaluate the content of this risk factor in connection with the preparation of our 2009 Form 10-K.

3.	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 48

We note your disclosures on page 48 where you discuss your working capital and cash resources. Please confirm, if true, and revise in the future to indicate whether the Company’s cash resources will be sufficient to meet your operating needs for the next 12 months. We refer you to FRC 501.03(a).

Response to Comment 3

We confirm that we believe our cash resources will be sufficient to meet our operating needs for the next 12 months, and we have and will continue to revise our disclosures accordingly for future periods beginning with our Form 10-Q for the period ended June 30, 2009, as filed with the SEC on August 7, 2009.

4.	Off-Balance Sheet Arrangements, page 48

You state that as of December 31, 2008, you did not have any “significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K” (italics added). Item 303(a)(4) requires discussion of any off-balance sheet arrangements, as defined in paragraph (ii) of the Item, that have or are reasonably likely to have a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material [to] investors. Please confirm, if true, that you had no such off-balance sheet arrangements as of December 31, 2008. In addition, please revise this section in future filings to ensure that it addresses all off-balance sheet arrangements required to be disclosed pursuant to the Item.

Response to Comment 4

We confirm that we had no such off-balance sheet arrangements as of December 31, 2008, and we have and will continue to revise our disclosures accordingly for future periods beginning with our Form 10-Q for the period ended June 30, 2009, as filed with the SEC on August 7, 2009.

5.	Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations and Comprehensive Income; page F-5

We note your disclosures on page 7 where you indicate that on June 23, 2008 the Company received a one-time cash payment of $83.3 million from SAP in settlement of an existing patent litigation, which you recorded as operating income, net of certain costs associated with such litigation. We also note that pursuant to the terms of the settlement agreement, each party licensed certain patents to the other for the full term of the patent technology and each party agreed not to sue the other. Please explain further how you considered bifurcating the terms of the settlement agreement and how you determined that full gain recognition at the time of settlement was appropriate. Also, tell us why you believe it is appropriate to present such settlement as operating income rather than non-operating income.

Response to Comment 5

We considered whether the SAP settlement proceeds should be bifurcated among the terms of the settlement agreement at the time of the settlement by reviewing the nature of both the patent rights received as well as the covenant not to sue.

Our management, including our Chief Technology Officer together with senior technical resources within his research and development organization, evaluated the patent rights received and concluded that such rights do not provide us with significant future value. Based on the review conducted at the time of the settlement of each individual patent, we did not believe that our current technology infringed on any of the patents, nor did we anticipate utilizing any of the technology from the patent rights in future enhancements to existing products or in the development of new products. As of the date hereof, we continue to believe there was no infringement on our part, and we have not utilized the technology resulting from the patent rights.

We evaluated the covenant not to sue and determined that it was ancillary to the settlement and did not constitute significant additional future value to the Company. We do not have a history of adverse claims or judgments for patent infringement, nor do we believe any of our current products infringe on any competitor patents.

We do not believe that specific accounting guidance exists with respect to the classification and presentation of these types of settlement gains as operating or non-operating income. We considered that the patents that were the subject of this litigation pertain directly to our ongoing operations, including a significant portion of our operating revenues. We researched how other public companies with similar settlements reported such gains, noting significant disparity in practice. We noted that several companies have reported such gains in a separate line on the financial statements, net of related litigation expenses. We believe that this is the most appropriate presentation as it isolates both the gain and the related litigation costs associated with pursuing the claims, allowing the users of the financial statements to have a more transparent view of the Company’s ongoing operations. We further added a subtotal within our operating expense section immediately prior to the net litigation settlement amount to provide further transparency to our results. In addition, we considered the fact that all of our litigation costs, both for external legal counsel in this and other litigation matters, together with all of our historical unfavorable litigation settlements, have been reported within operating income/(loss). As such, we believe it was consistent to report this gain within operating income, with appropriate segregation and disclosure of the associated amounts to provide full transparency to the financial statement user.

6.	Note 1. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-8

We note that you consider investments with original maturities of three months or less to be cash equivalents. We also note your disclosures on page 8 of the March 31, 2009 Form 10-Q where you indicate that substantially all of your cash is held in Treasury and agency funds. Tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Response to Comment 6

In our Form 10-Q for the period ended March 31, 2009, we refer to holding our cash balances in overnight funds comprised of a combination of Treasury and government agency obligations. These are money market funds that strive to achieve a net asset value of $1 and reprice daily. We carefully monitor the holdings of the money market funds in which we invest to ensure they are invested in Treasury and agency securities with maturities of three months or less, which we believe increases the safety of our holdings. For future periods (beginning with our Form 10-Q for the period ended June 30, 2009, as filed with the SEC on August 7, 2009) we have and will continue to revise our disclosure to state the total amount invested in money market funds, as well as to clarify that these are Level 1 securities as defined in Statement 157 that are actively traded and valued at quoted market prices.

7.	Revenue Recognition, Page F-10

We note that the Company offers on-demand and hosted solutions as well as managed service offerings. With regards to such offerings, please provide the following:

•

Clarify whether you classify these offerings as software solutions or services revenue in your consolidated income statement. If these arrangements are included in service revenues, then tell us how you considered expanding your MD&A disclosures to include a discussion of these arrangements and their impact on the Company’s revenues. In this regard, we note your disclosures on page 33 where you indicate that the Company has experienced a shift from software solutions revenue to services revenues; however, it is not clear from your disclosures the reasons for such shift (i.e., how these offerings or other service offerings contributed to this shift);

Response to Comment 7 – First Bullet Point

On-demand software - We have one on-demand software offering, a hosted transportation solution, for which revenues are classified as software solutions revenue.

Hosting - We currently provide hosting services for one customer. This hosting arrangement pertains to software the customer had previously licensed from us. The hosting arrangement did not contain a software element, and as such is not accounted for under SOP 97-2. The fees for our hosting services are included in services revenue in our consolidated income statement.

Managed services - This is a relatively new service offering. We generated revenue from three managed services arrangements during 2008. In these arrangements, we typically operate our own software on behalf of the customer and provide the customer with forecasts or other data generated from our software. The customer does not generally have access to the software, nor is there a license granted in the arrangement. Accordingly, we classify these revenues as services revenue in our consolidated statement of operations.

Services revenue from the hosting arrangement and the managed services arrangements represented less than 4% of our total services revenue for 2008 and less than 2% of total revenue for 2008, and were not a significant contributing factor to the shift from software solutions to services revenue. As stated in our Management’s Discussion and Analysis, the key driver in the services revenue change from 2006 to 2007 was a change in our sales approach. Historically, we derived services revenues after licensing software to customers. We attempted to change this approach and lead with our services in an effort to drive additional software license revenues. We will continue to monitor the materiality of these revenue streams and will include additional disclosures in our future filings to the extent they will assist in the understanding of our business.

•

Please describe the terms of these arrangements and explain your revenue recognition policy for each. Also, tell us whether any of these arrangements include up-front set-up fees charged to customers, and if so, clarify the nature of the up-front fee and how the related revenue is recognized.

Response to Comment 7 – Second Bullet Point

Our standard subscription arrangement to our on-demand solution requires monthly payments for access to the solution. The revenue is recognized ratably over the term of the arrangement, subject to our assessment of collectability of the monthly fees. We have not historically charged an up-front set-up fee.

Our hosting services transaction requires monthly payments for our hosting services, and such fees are recognized ratably over the term of the arrangement subject to our assessment of collectability. As stated above, there were no license fees received from this customer associated with this arrangement. The arrangement did not include an up-front set-up fee.

Our managed services arrangements require monthly payments associated with the services being provided. These fees are recognized ratably over the term of the arrangement subject to our assessment of collectability. We have not historically charged an up-front set-up fee in these arrangements.

•

With regards to your hosting arrangements, please tell us how you considered the guidance in EITF 00-3 in accounting for these arrangements. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software and help us understand whether your hosting arrangements are accounted for under SOP 97-2 or SAB 104; and

Response to Comment 7 – Third Bullet Point

With regards to our on-demand solution, the customers do not have the right to take possession of the software. EITF 00-3 states that as a result, these arrangements are outside the scope of SOP 97-2 and as such, we account for them under SAB 104.

With regards to our hosting arrangement, the customer has the right to take possession of the software during the hosting agreement. Since the hosting arrangement does not involve license rights that could be evaluated for accounting under SOP 97-2, it is accounted for under SAB 104. As such, the evaluation of feasibility for the customer to run the software on their hardware or contract with another party for hosting services is not required.

•

Please confirm whether any of these arrangements include multiple deliverables. If so, tell us how you account for these arrangements and how you are able to establish fair value for each element pursuant to the applicable guidance (i.e. SOP 97-2 or EITF 00-21).

Response to Comment 7 – Fourth Bullet Point

These arrangements do not involve multiple deliverables.

8.	Net Income Per Common Share, page F-12

We note that the Company has determined that your redeemable preferred stock represents a participating security because “it has voting rights.” Please explain further how [the Company] determined that due to “voting rights,” your Series B convertible preferred stock is considered a participating security. Alternatively, tell us how you considered Issue 2 of EITF 03-6 in determining that your preferred stock is a participating security by virtue of its ability to participate in the Company’s undistributed earnings with your common stock and describe the dividend rights of both your common and preferred shareholders.

Response to Comment 8

In determining that our redeemable Series B convertible preferred stock (“Series B”) represents a participating security, we considered the guidance in EITF 03-6 and determined that the Series B has the ability to participate in undistributed earnings with our common stock, and participates in any dividends on a 1:1 per share ratio with our common stock on an as converted basis. We have and will continue to revise our disclosure for future periods to provide additional clarity beginning with our Form 10-Q for the period ended June 30, 2009, as filed with the SEC on August 7, 2009.

9.	Also, we note from your disclosures in Note 9 that the Company computes basic earnings per share using the two-class method pursuant EITF 03-6. Based on your calculations of weighted average shares outstanding on page F-24, it appears that you are presenting basic earnings per share for a single combined class of common stock and common stock equivalents. Please explain further how your computation of basic earnings per share for the Company’s common stock complies with Issue 7 and Example G of EITF 03-6 and provide us with your computation of basic earnings per share separately for (a) the common stock and (b) the Series B convertible preferred stock to support your conclusion.

Response to Comment 9

We considered the guidance in Issue 7 and Example G of EITF 03-6 in determining that our Series B should be included in the computation of basic earnings per share. Basic earnings per share are the same for our common stock and the Series B . Because the Series B is mandatorily convertible into common stock in 2014 with no “put right,” investors and other financial statement users view this equity instrument based on its common stock equivalent value. Undistributed income is distributed equally to both the common stock and the Series B holders on an as converted basis, and in the event dividends are declared on our common stock, the Series B participates in those dividends on a 1:1 ratio on an as converted basis. Accordingly, we do not present a calculation of earnings per convertible preferred share because it is not meaningful to the financial statement user, nor is such presentation required pursuant to the Note in Example G of EITF 03-6. We will enhance our disclosure for future periods to provide additional clarity concerning the computation and presentation of basic earnings per share our common stock.

10.	Note 10. Stock-Based Compensation Plan, page F-24

We note from your disclosures on page F-29 that the Company granted restricted shares in fiscal 2006, 2007 and 2008 where the grant price was less than the fair market value of the Company’s common stock. Please further explain the circumstances in which your restricted shares are granted at less than the fair market value of your common stock. Also, tell us how you determine the fair value for these restricted shares.

Response to Comment 10

As you noted, we granted certain restricted stock units. These restricted stock units have an exercise price of zero. Accordingly, they are valued at their fair value on the date of grant, which is our closing stock price on the grant date. We will enhance our disclosure of this matter in future periods to provide additional clarity to the value of our restricted stock units.

11.	We note that the Company has outstanding non-vested restricted stock grants, which pursuant to the terms of the Restricted Stock Issuance Agreement (as filed by Exhibit 10.1 to the Form 8-K dated February 19, 2007) contain dividend rights. Please confirm that you adopted FSP EITF 03-6-1 effective January 1, 2009 and tell us what impact, if any, this guidance had on the Company’s basic earnings per share calculations.

Response to Comment 11

We confirm that we adopted FSP EITF 03-6-1 effective January 1, 2009 and we have included a statement to that effect in our Form 10-Q for the period ended June 30, 2009 (as field with the SEC on August 7, 2009) to indicate that such adoption did not have an effect on our financial statements, including the Company’s basic earnings per share calculations. The dividend rights included in the Restricted Stock Issuance Agreement are forfeited if the respective award does not ultimately vest. Accordingly, pursuant to paragraph 7 of FSP EITF 03-6-1, awards issued pursuant to the Restricted Stock Issuance Agreement do not meet the definition of a participating security.

12.	Item 9A. Controls and Procedure

Evaluation of Disclosure Controls and Procedures, page 51

You disclose that based on their evaluation of the effectiveness of the design and operation of your disclosure controls and procedures, your CEO and CFO concluded that your disclosure controls and procedures were effective as of the end of the period covered by your Form 10-K “in that they were designed to provide reasonable assurance that information required to be disclosed by [y]our company in the reports [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to provide reasonable assurance that such information is accumulated and communicated to [y]our company’s management, including [y]our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.” This effectiveness conclusion appears limited to the design, as opposed to the operation, of your disclosure controls and procedures. In your response letter, please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures were in fact effective at the reasonable assurance level as of the end of the period covered by your Form 10-K. In addition, ensure that future reports clarify whether your CEO and CFO have concluded that the controls and procedures are in fact effective at the reasonable assurance level as of the end of the relevant period, as we note you have done in your Form 10-Q for the quarterly period ended March 31, 2009. Please see Section II.F.4 of SEC Release No. 33-8238, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Response to Comment 12

We confirm that our CEO and CFO concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by our 2008 Form 10-K. As you noted, we clarified in our Form 10-Q for the quarter ended March 31, 2009, and we will also continue to clarify in future filings, whether our CEO and CFO have concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

13.	Item 11. Executive Compensation (Incorporated from Definitive Proxy Statement on Schedule 14A, Filed on April 28, 2009)

Compensation Discussion and Analysis

Setting Executive Compensation Targets, page 12

We refer to the chart at the bottom of page 12. It is unclear what the figures in the columns entitled “Base Salary Percentile” and “OTE Percentile” represent. Please tell us in your response letter whether the percentages set forth in these columns are meant to show quantitatively how your named executive officers’ target compensation for 2008 compared to compensation awarded by the peer companies against whom you benchmark compensation; or otherwise advise. In future filings, as applicable, please add a heading to this chart and revise as necessary to clarify what is being presented. We note also your disclosure preceding the chart that the base salaries and target performance bonuses for your named executive officers in 2008 were “in line with the median percentile” of compensation awarded by your peer companies, and that some of your named executive officers had a “slightly higher OTE percentile.” Please explain how these statements are consistent with the information presented in the chart.

Response to Comment 13

The percentages set forth in the chart at the bottom of page 12 of our 2009 Proxy Statement under the columns titled “Base Salary Percentile” and “OTE Percentile” columns are meant to show quantitatively how the Company’s named executive officers' target compensation for 2008 compared to compensation awarded by the peer companies against whom the Company benchmarks compensation. In future filings, we will clarify the meaning of the chart by including a heading describing the chart’s contents.

With regard to our statements that the base salaries and target performance bonuses for our named executive officers in 2008 were “in line with the median percentile” of compensation awarded by our peer companies, we note that base salaries and OTEs are generally between the 50th and 70th percentile, which we consider to be “in line with the median percentile” Furthermore, for the named executive officers with higher percentiles, we noted in our disclosure that such amounts are due to the tenure of the executives and our need to retain and motivate such executives. In future filings, we will attempt to further clarify our rationale for the salary and OTE percentiles relative to our compensation objectives.

14.	Performance bonus, page 14

Your disclosure indicates that cash performance bonus awards for your named executive officers are determined using an established formula based on achievement of pre-determined corporate and individual performance goals. For example, you state: “The achievement criteria relative to each NEO’s performance bonus target are developed annually by management, reviewed by the compensation consultants and recommended to the Compensation Committee for its approval at its January meeting. The achievement criteria are designed to drive behaviors consistent with particular corporate objectives as well as each NEO’s unique role and responsibility within the Company.” We note that you have disclosed certain corporate performance targets, as well as actual achievement against the targets, used to determine cash bonuses in 2008. However, you do not appear to identify with specificity any “achievement criteria” relating to individual performance that were approved by the compensation committee in January. Please confirm that in future filings you will provide sufficiently-detailed qualitative and/or quantitative disclosure of the individual performance goals used to determine cash bonuses for your named executive officers, to the extent material to an understanding of your executive compensation policies and procedures. See Item 402(b)(2)(vii) of Regulation S-K.

Response to Comment 14

In future filings we will provide more detailed qualitative and/or quantitative disclosure of the individual performance goals used to determine cash bonuses for our named executive officers, to the extent material to an understanding of our executive compensation policies and procedures.

15.	Performance bonus, page 14

Furthermore, it is not clear from your disclosure at the bottom of page 16 whether any pre-determined individual performance goals were taken into account by the compensation committee in determining to pay out individual goals at 100% for all named executive officers for 2008. In this regard, clarify the extent, if any, to which the compensation committee exercised its discretion to award compensation for individual performance absent attainment of the relevant individual performance goals. See Item 402(b)(2)(vi) of Regulation S-K.

Response to Comment 15

Pre-determined individual performance goals were not taken into account by the compensation committee in determining to pay out individual goals at 100% for all named executive officers for 2008. As stated in the Table titled “Components of NEO 2008 Performance Bonuses”, “Individual goals were paid at 100% for all NEOs. This was determined by the Compensation Committee to be appropriate in light of the proposed and terminated merger with JDA Software Group, Inc., and was a reward to the NEOs for leading employees through a difficult period of time in 2008 and for maintaining morale and enabling the Company to retain key employees.”

16.	Summary Compensation Table, page 31

The cash performance bonuses paid to your named executive officers for fiscal 2008 based upon achievement of certain corporate or individual performance goals appear to have been awarded pursuant to an “incentive plan,” as such term is defined in Item 402(a)(6)(iii) of Regulation S-K. Accordingly, it appears that the amounts paid as bonuses pursuant to the incentive plan and based upon achievement of performance goals (but not the $125,000 discretionary bonus awarded Mr. Harvey, nor bonus amounts paid in excess of the amounts earned by meeting the performance goals in the plan) should be included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table, instead of in the Bonus column. In addition, it appears that the Grants of Plan-Based Awards table should reflect your performance-based cash incentive bonus plan. Please confirm that you will revise your disclosure accordingly in future filings, or explain to us why you believe you have provided appropriate disclosures of the performance-based cash bonuses awarded to your named executive officers for fiscal 2008. See Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Response to Comment 16

We will revise our disclosure in future filings to include performance based cash bonuses in the Non-equity Incentive Plan Compensation column (Column G). We will continue to report discretionary bonuses in the Bonus column (Column D) including any amounts paid above the amount earned based on achievement of the performance measures within the non-equity incentive plan.

17.	Item 12. Certain Relationships and Related Transactions, and Director Independence

(Incorporated from Definitive Proxy Statement on Schedule 14A, Filed on April 28, 2009)

Certain Relationship and Related Transactions, page 42

You state that your audit committee “reviews and approves or ratifies any related person transaction.” Please expand this disclosure to provide all of the disclosure required by Item 404(b)(1) of Regulation S-K with respect to your policy for approval of transactions with related persons, including, for example, a description of the standards to be applied pursuant to your policy.

Response to Comment 17

We believe our disclosure sufficiently describes our policy for the review and approval of related person transactions as required under Item 404(b)(1) of Regulation S-K.

Pursuant to the charter of our Audit Committee, related party transactions involving directors and executive officers of the Company or their immediate family members must be reviewed and approved by our Audit Committee prior to the Company entering into such transactions.

Our Code of Conduct states that it is designed to promote “Avoidance of conflicts of interest, including disclosure to an appropriate person or persons identified in the Code of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;….” It further prohibits “Engaging in a business transaction involving i2 for personal profit or gain without prior written approval from the Company;….”

Other than the broad standards outlined in the Code of Conduct and the requirement that the Audit Committee approve potential related party transactions, we do not have written standards for reviewing and evaluating potential related party transactions. However, when approving or rejecting a proposed related party transaction, the directors consider any factors that they deem consistent with their fiduciary duties to shareholders, including, the best interests of the Company, whether the transaction has terms comparable to the terms obtainable in an arms-length transaction, is fair to the Company and serves a compelling business reason.

In our future proxy statements, we will provide additional disclosure on the standards applied by our Audit Committee when evaluating potential transactions with related parties.

18.	Form 10-Q for the Quarterly Period Ended March 31, 2009

Note 3. Borrowings and Debt Issuance Costs, page 8

We note your disclosures regarding the adoption of FSP APB 14-1 for the Company’s senior convertible notes and the subsequent derecognition of such notes. Please explain further the following as it relates to your disclosures in Note 3 and Note 10:

•

You indicate that upon adoption, the Company allocated the original debt proceeds between the debt and the debt’s conversion feature based on the “fair value of the conversion feature at issuance.” Tell us how your accounting complies with paragraph 7 of FSP APB 14-1, which indicates that an issuer shall first determine the carrying amount of the liability component by measuring the fair value of a similar liability that does not have an associated equity component and then determine the carrying amount of the equity component (the conversion feature) by deducting the fair value of the liability component from the initial proceeds of the debt instrument as a whole.

Response to Comment 18 – First Bullet Point

Upon adoption of FSP APB 14-1, we allocated the original debt proceeds between the debt and the debt’s conversion feature based on the fair value of the liability component. Our process for this allocation was to determine what our borrowing rate would have been for nonconvertible debt, as stated in Note 3 on page 8. As you noted, we state on page 9 that we allocated the proceeds “…based on the fair value of the conversion feature.” This statement does not properly reflect the process we followed for adoption of this standard. We have and will continue to correct this in all references to our adoption of FSP APB 14-1 in all filings for future periods, beginning with our Form 10-Q for the period ended June 30, 2009, as filed with the SEC on August 7, 2009.

•

You indicate that the debt discount recorded as a result of adopting this new guidance is being amortized over the 10-year life of the debt. Please explain further how you considered the guidance in paragraph 15 of FSP APB 14-1 in determining the 10-year amortization period.

Response to Comment 18 – Second Bullet Point

Pursuant to paragraph 15 of FSP APB 14-1, the amortization of the discount is to be over the expected life of a similar liability without an associated equity component. Absent the equity component, based on the terms of the debt, we determined a 10-year life to be appropriate since that was the stated maturity of the debt.

•

Tell us how whether the notes include any other rights and privileges and/or embedded features (i.e., embedded prepayment options) that should be considered when allocating the initial proceeds. We refer you to paragraphs 9 and 10 of FSP APB 14-1.

Response to Comment 18 – Third Bullet Point

As required in paragraphs 9 and 10 of FSP APB 14-1, we reviewed the terms of the notes pertaining to any other rights and privileges and/or embedded features and determined that there were no substantive features requiring an allocation of the initial proceeds.

•	Please explain further your methodology for fair valuing the liability component of the debt immediately prior to repurchase.

Response to Comment 18 – Fourth Bullet Point

In assessing the fair value of the liability component prior to their repurchase, we attempted to look to market comparables. Unlike at the time of issuance of our debt, where there was an active debt market, there were limited on-going debt issuances during the time period surrounding the retirement of the debt. Accordingly, we looked to a published index at the time of repurchase, from which we obtained an average yield for Triple-B-rated US Corporate bonds. We made the assessment that the Triple-B index was appropriate at the time the debt retired based on the Company’s strong cash balances and overall balance sheet condition.

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company desires to cooperate with the staff with a view toward concluding the comment process as soon as practicable. I will contact Kathleen Collins or Kari Jin over the next few days to attempt to arrange a telephone call to confirm that this letter satisfies the staff’s comments and to address any further concerns the staff may have. Should there be any additional comments or questions in the interim, please direct them to me at (469) 357-4788 or Mike Hainsfurther of Munsch Hardt Kopf & Harr, P.C., counsel to the Company, at (214) 855-7567.

Very truly yours,

/s/ Mark E. Trivette
Mark E. Trivette
Senior Vice President, Corporate Controller

cc: A. Michael Hainsfurther